Exhibit 99

FOR IMMEDIATE RELEASE

                                                           Contact: Don TenBarge
                 Brill Media Company, LLC
                                                                    812-423-6200

                                                               William W. Galvin
                                                          The Galvin Partnership
                                                                    203-618-9800



                            Brill Media Company, LLC
           Reports Fiscal Third Quarter And Year to Date 2000 Results:
                     Revenues Up 2%, Media Cashflow Down 9%
              Year-to-Date Revenues Up 5%, Media Cashflow Constant


Evansville, IN, January 13, 2000 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported increased revenue for both the fiscal third quarter and nine months ended November 30, 1999. Revenues increased 2% to $11.1 million from $10.8 million while related media cashflow decreased 9% to $3.3 million for the most recent quarter as compared with $3.6 million for the same quarter last year. For the year to date compared with the same period a year ago, revenues increased 5% to $33.1 million from $31.5 million while media cashflow was flat at $10.8 million.

For the fiscal third quarter ended November 30, 1999, revenues from newspaper operations were up 4% compared with the same quarter last year with media cashflow decreasing by 9% . Radio station revenues remained constant with media cashflow down 9%.

On a year to date basis, revenues from newspaper operations were up 5% compared with the same period last year with media cashflow down 8%. Year to date Radio station revenues were up 5% with media cashflow up 6% from the prior comparative period.

The Company had a net loss of $2.4 million for the latest quarter compared with a $1.5 million loss for the same quarter last year. For the year to date, the Company had a net loss of $5.6 million compared with a $4.5 million loss for the same period last year. The increased net loss was due primarily to an increase in net interest expense.

Alan R. Brill, President and Chief Executive Officer, said, "The third quarter was disappointing and not up to our expectations. In the newspaper group, leadership changes are ongoing as we work on restoring a more satisfactory revenue growth momentum. Likewise, personnel and organizational changes are taking place to affect a more satisfactory conversion of existing revenue to cashflow. We are not happy with present performance but have faith that our efforts will be very beneficial in the long run.

"Radio operations experienced flat revenues without last year's political ad revenue that did not occur this year and with our efforts to build rate integrity in some of our markets.

"From a radio cashflow point, while revenues were flat we also had, as we forecasted last quarter, substantial unplanned promotional expenditures for tactical reasons in certain markets, which expenditures more than accounted for the cashflow decline. In addition, with new facilities and make-shift operations on a storm damaged tower, we incurred additional facility expenses some of which will be recurring.

"Despite the disappointing quarter, we are very comfortable with positions we have established and our plans for the new fiscal year in our radio markets.

"In December, the FCC approved the transfer of the broadcast license for the station we contracted to buy in the Duluth, Minnesota market. Format changes have been made and positive results are expected in the near term. Renovation of facilities for the Evansville Market radio stations near completion and we expect to take occupancy prior to fiscal year end. Construction of the new primary facility for our newspaper operations continues in Mt. Pleasant, Michigan with completion expected during the second quarter of fiscal 2001.

"The long anticipated sale of the Missouri stations has finally been approved by the FCC and closing is to be completed prior to fiscal year end.

"In our Colorado market, the Company anticipates FCC authorization and licensing for the FM broadcast signal we purchased at auction prior to fiscal year end with construction of the radio station to begin in fiscal year 2001.

"During October, the Company entered into a five year $15 million secured credit facility with a major lender. The facility contains essentially the same defined limitations as contained in the Indenture" Mr. Brill concluded.

Brill Media is a diversified media enterprise that currently owns or operates sixteen radio stations in five markets and 30 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.


                                       - Table Follows -

                           BRILL MEDIA MANAGEMENT, INC
                         HISTORICAL FINANCIAL HIGHLIGHTS
                             (Dollars in Thousands)

                       Three Months Ended November 30            Nine Months Ended November 30
                         Fiscal 2000    Fiscal 1999    % Change     Fiscal 2000   Fiscal 1999         % Change
                           -----------------------------------------------------------------------------------
Revenues                   $11,053        $10,790         2.4        $33,082        $31,483              5.1
Media Cashflow               3,344          3,663        (8.7)        10,772         10,852             (0.5)
EBITDA                       2,015          2,272       (11.3)         6,884          6,698              2.8
Operating Income             1,228          1,555       (21.0)         4,640          4,603              0.8
Net Loss                    (2,437)        (1,491)        xxx         (5,550)        (4,487)


The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense, income from temporary cash investments and interest income from loans made by the Company to managed affiliates. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.